Exhibit 1.01

AIR PRODUCTS AND CHEMICALS, INC.

CONFLICT MINERALS REPORT

For the reporting period from January 1, 2020 to December 31, 2020

This Conflict Minerals Report (the “Report”) of Air Products and Chemicals, Inc. (the “Company”) has been prepared pursuant to Rule 13p-1 under the Securities and Exchange Act of 1934, as amended (the “Rule”), for the reporting period January 1, 2020 to December 31, 2020.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products containing minerals specified in the Rule which are necessary to the functionality or production of those products. The specified minerals, which we collectively refer to in this Report as the “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are tantalum, tin and tungsten. As described in this Report, certain of the Company’s operations manufacture, or contract to manufacture, products containing Conflict Minerals necessary to the functionality or production of those products. This Report relates to products: (i) for which Conflict Minerals are necessary to the functionality or production of that product; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed during calendar year 2020 (the “Covered Products”).

The Company is a Delaware corporation originally founded in 1940 that currently serves the refining, chemical, gasification, metals, electronics, manufacturing and food and beverage industries globally with a unique portfolio of products, services, and solutions, including atmospheric gases, process and specialty gases, equipment, and services. The Company conducts business in more than 50 countries around the world. Our supply chain is both global and complex, and there are multiple tiers of suppliers between us and the original sources of minerals used in our products. For that reason, we rely on our direct suppliers to provide us information about the origin of Conflict Minerals in the raw materials and components we purchase for use in the manufacture of the products that we offer for sale.

The Company’s sole principal business for the reporting period, Industrial Gases, produces atmospheric gases (oxygen, nitrogen, argon, and rare gases), process gases (hydrogen, helium, carbon dioxide, carbon monoxide, syngas, and specialty gases) and equipment for the production or processing of gases, such as air separation units and non-cryogenic generators. Atmospheric gases are produced through various air separation processes of which cryogenic is the most prevalent. Process gases are produced by methods other than air separation. For example, hydrogen, carbon monoxide and syngas are produced by steam methane reforming of natural gas and by the gasification of liquid and solid hydrocarbons. Hydrogen is also produced by purifying byproduct sources obtained from the chemical and petrochemical industries. The Company also designs and manufactures equipment for air separation, hydrocarbon recovery and purification, natural gas liquefaction, and liquid helium and liquid hydrogen transport and storage. Steel, aluminum, and capital equipment subcomponents (compressors, etc.) are the principal raw materials in the manufacturing of this equipment. For purposes of this Report, references to the Industrial Gases business include the related equipment businesses.

COVERED PRODUCT DETERMINATION

For compliance with the Rule, the Company first determined which products manufactured by the Company contained Conflict Minerals necessary to the functionality or production of the product (“necessary Conflict Minerals”). Nearly 98% of the Company’s current revenue is generated by products that inherently do not contain Conflict Minerals. These products are industrial gases (nitrogen, oxygen, argon, hydrogen, and helium) and most specialty gases. Approximately 2% of the Company’s revenue is generated by products which may contain Conflict Minerals, which are in the product category known as Equipment Products. Equipment Products are manufactured and sold by the Industrial Gases business as defined herein.

Air Products sells Equipment Product lines which are designed and manufactured to meet customers’ requirements. The Company reviewed the bill of materials for its Equipment Products to determine whether any components used in their manufacture contained necessary Conflict Minerals. Each Equipment Product manager was responsible for evaluating their product line for necessary Conflict Minerals and providing the conflict minerals program administrator with a list of components that may contain necessary Conflict Minerals and the suppliers of these components. For 2020, the Company identified over 2200 different Equipment Product components which potentially contained necessary Conflict

Minerals and 410 suppliers or manufacturers of these components to be contacted to determine the presence and origin of the Conflict Minerals. These 410 suppliers or manufacturers constituted all of the identified suppliers or manufacturers for the Equipment Product components that potentially contained necessary Conflict Minerals.

REASONABLE COUNTRY OF ORIGIN INQUIRY

For each of the Covered Products, a good faith Reasonable Country of Origin Inquiry (“RCOI”) was conducted. The RCOI was reasonably designed to determine whether any of the Conflict Minerals contained in the Covered Products originated in the Democratic Republic of the Congo or adjoining countries (collectively, the “Covered Countries”) and whether the Conflict Minerals originated from recycled or scrap sources. The Company’s supply chains with respect to its Covered Products are complex and there are many third parties in the supply chains between the ultimate manufacture of the Covered Products and the original sources of the Conflict Minerals. The Company does not purchase Conflict Minerals directly from mines or smelters and must therefore rely on its suppliers to provide information regarding the origin of Conflict Minerals that are included in the Covered Products. Due to the breadth and complexity of the Covered Products’ supply chains, it takes substantial time for many of the Company’s suppliers to verify the origin of all the Conflict Minerals used in the Covered Products.

We engaged a third-party to collect supplier information for 2020. The third-party contacted the identified Equipment Product component suppliers by sending an email that included: (1) a description of the Company’s annual Conflict Minerals compliance process; (2) a letter that provided more explanation on why information was being requested and where a supplier could go for further information and education; and (3) a request for a completed Conflict Minerals Reporting Template (“CMRT”) as developed by the Responsible Minerals Initiative (“RMI”). Of the suppliers contacted, 45% responded to the request, compared to 60% of contacted suppliers that responded to our survey for 2019. Suppliers who did not respond or whose responses were incomplete were repeatedly contacted to attempt to obtain information.

DUE DILIGENCE PROCESS

The Company conducts supply chain due diligence designed to conform in material respects with the downstream company recommendations in the due diligence framework of the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Third Edition, including the related supplements on gold, tin, tantalum and tungsten (collectively, the “OECD Guidance”). The OECD Guidance provides a five-step framework for risk-based due diligence in the mineral supply chain. The five steps are: (1) establish strong company management systems; (2) identify and assess risks in the supply chain; (3) design and implement a strategy to respond to identified risks; (4) carry out an independent third-party audit of the smelter/refiner’s due diligence; and (5) report on supply chain due diligence. Information on the Company’s overall implementation of the OECD guidance follows the description below of specific steps taken to perform due diligence on necessary Conflict Minerals in Covered Products for 2020.

The Company’s Equipment Products containing Conflict Minerals are typically assembled from a large number of generic components. Due to the complexity of these Equipment Products, and the depth, breadth and turnover of equipment supply chains, the Company has found it difficult to identify actors upstream from its direct suppliers. Many of the Company’s direct suppliers are not publicly traded on a United States exchange and thus are not subject to the Rule. The Company’s suppliers, who are generally also downstream companies, are similarly faced with the uncertainty of the ultimate source of Conflict Minerals. The Company received responses from many of its Equipment Product suppliers of components with Conflict Minerals. 184 completed CMRTs were received. Of the responses received, 54%, reported that their products did not contain Conflict Minerals that originated in the Covered Countries. The remaining suppliers that indicated the smelters in their supply chain sourced the Conflict Minerals from the covered countries also indicated that the smelters identified were participating in the RMI and to the best of their knowledge source from legitimate areas.

The Company reviewed a compiled CMRT prepared by the third-party consultant to confirm the smelters identified were on the list of Conflict-Free Smelters maintained by the RMI. The Company did not find that any of the necessary Conflict Minerals in its Equipment Products directly or indirectly financed or benefited armed groups in the Democratic Republic of the Congo or adjoining countries.

PROGRAM FOR IMPLEMENTING OECD GUIDANCE

The Company has taken the steps described below for overall implementation of the OECD due diligence framework.

Step 1: Establish Strong Company Management Systems

A.	Adopt and commit to a supply chain policy for minerals originating from conflict-affected and high-risk areas.

The Company adopted a policy relating to Conflict Minerals (the “Company Policy”), incorporating the standards set forth in the OECD Guidance. The Company Policy, which was updated during this reporting year, may be found at www.airproducts.com/company/governance/commitment-ethical-business/statement-on-conflict-minerals.aspx. The Company has posted its Conflict Minerals Policy on both the Company’s internal and external websites.

B.	Establishment of an Internal Team to Support the Conflict Minerals Program.

The Company has established a Conflict Minerals Steering Committee (“CMSC”) which includes senior members from the Legal Department and the Sustainability Group. The CMSC oversees the Conflict Minerals Program parameters including the scope and development of effective processes and tools required to comply with the Rule. The Company engages employees across functional areas in the Company’s RCOI process and engaged a third-party consultant to improve supplier response.

C.	Establishment of Control Systems.

The Company generally does not have a direct relationship with its Conflict Minerals smelters and mines but is engaged and actively cooperates with other major manufacturers in the chemicals industry and other manufacturing sectors. The Company leverages the industry-wide Responsible Minerals Initiative to understand and evaluate upstream actors in the supply chain:

As part of the Company’s RCOI, the Company RMI Conflict Minerals Reporting Template is used to collect information on countries of origin for each smelter/refiner in the supply chain of Conflict Minerals used in the Company’s Covered Products. This information is evaluated to determine if further due diligence is required; for example, where:

•	The Conflict Minerals originate from or have been transported through a Covered Country;

•	The Conflict Minerals are claimed to originate from a country that has limited known reserves, resources or production capabilities for the Conflict Mineral in question; and/or

•	The Conflict Minerals are claimed to originate from a country in which minerals from conflict-affected and high-risk areas are known to transit.

The Company has established Conflict Minerals data management and record retention programs to track its compliance activities.

D.	Engagement of Suppliers.

The Company engages its suppliers that have been identified as providing the Company with materials that either contain or potentially contain Conflict Minerals which are necessary to the functionality or production of the Company’s Covered Products. The Company has developed a section of its website specifically for its suppliers to utilize to understand the Company’s expectations of all its suppliers, including Conflict Free sourcing, www.airproducts.com/company/supplier-information.aspx. The website includes the Company’s Conflict Minerals Policy and the Company’s 2020 Form SD and Conflict Minerals Report and states the Company’s expectation that suppliers will comply with its Code of Conduct and meet its sustainability expectations, including Conflict Free sourcing. The Company has added Conflict Minerals provisions to its Global Terms and Conditions contract template.

The third-party consultant provided the Company’s suppliers with information and links to the RMI website which provides information regarding the Conflict Free Smelter Program, the Conflict Minerals Reporting Template and other educational materials. The Company has also implemented provisions for its supply contracts for new and renewed contracts that require suppliers and their sub-contractors to provide supply chain transparency about the source of any Conflict Minerals.

E.	Company Grievance Mechanisms.

The Company has established a mechanism whereby any interested party (i.e., affected persons, whistle-blowers, employees, and/or suppliers) may voice their concerns regarding circumstances of mineral extraction, trade, handling and export in conflict-affected and high-risk areas. Such concerns, along with potential violations of the Company’s policies may be reported through the Company’s Integrity Line, which is administered by a third party, Global Compliance. From the United States, the Integrity Line may be accessed either through a call-in number (877-272-9726) or through the Integrity Website www.airproductsintegrity.com/. From outside the United States, employees and suppliers may find instructions to access the Integrity Line through www.airproductsintegrity.com/.

Step 2: Identify and Assess Risks in the Supply Chain.

See the discussion above regarding the Company’s 2020 RCOI and due diligence process.

Step 3: Design and Implement a Strategy to Respond to Identified Risks.

The Company has developed a risk management plan to address concerns that a supplier may be providing Conflict Minerals originating in a Covered Country.

•	The CMSC is made aware of any potential concerns identified.

•	We are mitigating the supply chain risk by reviewing the potential for Conflict Minerals and utilizing the RMI CMRT.

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Where there is limited transparency into the supply chain, we expect suppliers to demonstrate their willingness to help support the determination of the conflict status of their supply chain and the provision of conflict free products.

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We have implemented provisions for inclusion in supply contracts for new and renewed contracts that require suppliers and their sub-contractors to provide supply chain transparency about the source of any Conflict Minerals.

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In the event a supplier does not demonstrate the willingness to comply with our Conflict Free Sourcing Policy, the Company will seek to educate the suppliers and provide information on the importance of conflict free sourcing and encourage participation with organizations that support conflict free sourcing.

Step 4: Conducting independent third-party audit of supply chain due diligence at identified points in the supply chain.

Due to the complexity of its supply chains, the Company does not have direct relationships with Conflict Minerals smelters and refiners and does not perform or direct audits of these entities within its supply chain. The Company relies on work conducted by the RMI to comply with the OECD Guidance to conduct independent third-party audits. The RMI has implemented a Conflict Free Smelter program and has been conducting mineral audits for several years. As a part of the Conflict Free Smelter Program, the RMI publishes a list of all smelters that have been audited and validated as “Conflict Free.” The Company also collaborates with other industry associations as well as with its suppliers and customers to validate information obtained from several different sources.

Step 5: Report on supply chain due diligence.

The Company has filed its Form SD and this Conflict Minerals Report to report on its supply chain due diligence.

CONCLUSIONS

For 2020, we have not found, however, that any of the necessary Conflict Minerals in our products directly or indirectly financed or benefitted armed groups in the Democratic Republic of the Congo or adjoining countries.

STEPS THE COMPANY INTENDS TO TAKE IN ORDER TO MITIGATE RISK

The Company will continue to conduct its due diligence with the ultimate goal of obtaining supply chain transparency and development of its ability to track Conflict Minerals in its supply chain.